UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 28, 2019: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 30, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2019

Maroussi, Athens, Greece – May 28, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2019.

The Spin-off

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd. of vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”) from historical comparative periods which have been adjusted accordingly.

First Quarter 2019 Financial Highlights:

•

Total net revenues of $8.34 million. Net loss of $0.02 million; net loss attributable to common shareholders (after a $0.5 million of dividend on Series B Preferred Shares) of $0.49 million or $0.04 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period remained unchanged compared to net loss attributable to common shareholders.

•

Adjusted EBITDA1 was $1.44 million.

•

An average of 11.0 vessels were owned and operated during the first quarter of 2019 earning an average time charter equivalent rate of $9,088 per day.

•

The Company declared its twenty-first in-kind dividend of $0.08 million by issuing additional Series B Preferred Shares. The Company also declared a dividend of $0.39 million to be paid in cash, on its Series B Preferred Shares.

1 Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under US GAAP (GAAP). Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The first quarter of 2019 reflected the weakening of the containership charter rates that started during the last months of 2018. However, during April and May rates improved alongside with the level of inquiries for charters. In this background, all our vessels have largely remained employed having faced little commercial offhire time in 2019. Looking forward, we believe that a supply-demand balance favoring demand will further develop in 2019 and 2020 due to historically low orderbook and effects on the fleet availability of the requirement to comply with low sulfur regulation in 2020 onwards. Subject to uncertainties related to the trade tensions between US and China that have recently taken again center stage, we expect to see an improving market for our ships.

On the investment front, we have strategically positioned Euroseas as the only publicly listed feeder containership company. As we have previously stated, we plan to use this public platform as a means of consolidation of other feeder fleets. At the same time, we are in the process of evaluating both investment and refinancing opportunities that we believe will further develop Euroseas into a larger and more attractive potential partner to access the public markets.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2019 reflect the better charter rates in the market as compared to the same period of 2018. In addition to our net revenues which increased marginally despite the fact that we operate on average 11.0 vessels during the first quarter of 2019 versus 12.0 vessels during the same period of last year. We also incurred $0.8 million lower vessel operating expenses. On a per-vessel-per-day basis, the sum of vessel operating expenses, management fees and general and administrative expenses decreased by 8.6% during the first quarter of 2019 as compared to the same period in 2018 which was primarily attributable to the different mix of vessels we had in 2018 and costs related to the spin-off of our drybulk fleet incurred in 2018. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages. During the first quarter of 2019, one of our vessels completed its special survey (the vessel started its drydocking in the fourth quarter of 2018) with a total cost of $0.8 million not including time lost due to drydocking.

“Finally, as of March 31, 2019, our outstanding debt (excluding the unamortized loan fees) is about $36.2 million versus restricted and unrestricted cash of about $10.4 million. We also have in place a revolving debt facility with about $15m capacity with one of our banks which we can use to finance new acquisitions or refinance other vessels from our fleet.”

First Quarter 2019 Results:

For the first quarter of 2019, the Company reported total net revenues of $8.34 million representing a marginal increase over total net revenues of $8.31 million during the first quarter of 2018. The Company reported a net loss for the period of $0.02 million and a net loss attributable to common shareholders of $0.49 million, as compared to a net loss of $1.42 million and a net loss attributable to common shareholders of $1.88 million respectively for the first quarter of 2018. Depreciation expense for the first quarter of 2019 amounts to $0.80 million compared to $0.87 million for the same period of 2018. On average, 11.0 vessels were owned and operated during the first quarter of 2019 earning an average time charter equivalent rate of $9,088 per day compared to 12.0 vessels in the same period of 2018 earning on average $8,441 per day. In the first quarter of 2019 one vessel completed its special survey, which commenced in December 2018, with a total cost of $0.8 million. In the same period of 2018 one vessel completed its special survey with a cost of $0.7 million.

Adjusted EBITDA for the first quarter of 2019 was $1.44 million, compared to $0.03 million achieved for the first quarter of 2018. Please see below for Adjusted EBITDA reconciliation to net loss.

Basic and diluted loss per share for the first quarter of 2019 was $0.04, calculated on 12,340,060 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.17 for the first quarter of 2018, calculated on 11,133,764 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of unrealized gain on derivatives, the adjusted loss per share for the quarter ended March 31, 2019 would have remained unchanged compared to net loss attributable to common shareholders. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC ‘til Sep-19	$8,500
EM ASTORIA	Feeder	35,600	2,788	2004	TC ‘til Aug-19	$9,650
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Feb-20	$11,600
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Sep-19	$9,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC ‘til Dec-19	$8,700
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Sep-19	$12,000
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Sep-19	$7,300
NINOS	Feeder	18,253	1,169	1990	TC 'til Jul-19	$7,750
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-19	$7,750
Total Container Carriers	11	338,632	25,483

Summary Fleet Data:

	Three Months, Ended March 31, 2018	Three Months, Ended March 31, 2019
FLEET DATA
Average number of vessels (1)	12.00	11.00
Calendar days for fleet (2)	1,080.0	990.0
Scheduled off-hire days incl. laid-up (3)	29.5	36.4
Available days for fleet (4) = (2) - (3)	1,050.5	953.6
Commercial off-hire days (5)	22.9	5.61
Operational off-hire days (6)	2.8	0.3
Voyage days for fleet (7) = (4) - (5) - (6)	1,024.8	947.7
Fleet utilization (8) = (7) / (4)	97.6%	99.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.8%	99.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	100%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	8,441	9,088
Vessel operating expenses excl. drydocking expenses (12)	6,048	5,622
General and administrative expenses (13)	760	601
Total vessel operating expenses (14)	6,808	6,223
Drydocking expenses (15)	692	598

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Wednesday, May 29, 2019 at 11:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until June 5, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast ‐ Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2019 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

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Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2018	2019

Revenues
Time charter revenue	8,761,317	8,728,986
Commissions	(454,701)	(390,855)
Net revenues, continuing operations	8,306,616	8,338,131

Operating expenses
Voyage expenses	111,035	116,117
Vessel operating expenses	5,575,401	4,789,923
Drydocking expenses	747,562	592,473
Vessel depreciation	866,734	798,712
Management fees	956,713	776,292
Other general and administrative expenses	820,747	595,423
Total operating expenses, continuing operations	9,078,192	7,668,940

Operating (loss) / income, continuing operations	(771,576)	669,191

Other income/(expenses)
Interest and finance cost	(639,996)	(710,649)
Loss on derivatives, net	(8,469)	(2,794)
Foreign exchange loss	(18,835)	(3,534)
Interest income	15,899	31,754
Other expenses, net, continuing operations	(651,401)	(685,223)

Net loss, continuing operations	(1,422,977)	(16,032)
Dividend Series B Preferred shares	(460,033)	(471,114)
Net loss of continuing operations attributable to common shareholders	(1,883,010)	(487,146)
Loss per share, basic & diluted, continuing operations	(0.17)	(0.04)
Weighted average number of shares, basic & diluted	11,133,764	12,340,060
Net income attributable to common shareholders, discontinued operations	(1,445,688)	-
Net income / (loss) attributable to common shareholders	(3,328,698)	-

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2018	March 31, 2019

ASSETS
Current Assets:
Cash and cash equivalents	6,960,258	4,164,659
Trade accounts receivable	958,705	1,120,403
Other receivables	2,031,415	706,071
Inventories	1,704,391	1,238,919
Due from related company	-	762,380
Restricted cash	117,063	115,250
Prepaid expenses	222,336	329,292
Total current assets	11,994,168	8,436,974
Fixed assets:
Vessels, net	48,826,128	48,027,416
Long-term assets:
Restricted cash	6,134,267	6,134,267
Total assets	66,954,563	62,598,657

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	4,870,241	3,651,102
Trade accounts payable	2,288,525	1,896,833
Accrued expenses	1,301,805	996,836
Accrued preferred dividends	-	393,222
Deferred revenue	417,634	658,768
Derivative	41,435	22,681
Vessel profit participation liability	-	1,067,500
Due to related company	2,672,895	-
Total current liabilities	11,592,535	8,686,942

Long-term liabilities:
Long term debt, net of current portion	31,716,549	31,718,127
Vessel profit participation liability	1,067,500	-
Total long-term liabilities	32,784,049	31,718,127
Total liabilities	44,376,584	40,405,069

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,605 and 19,686 issued and outstanding, respectively)	18,757,361	18,835,253
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 12,515,645, issued and outstanding)	375,476	375,476
Additional paid-in capital	233,668,127	233,692,990
Accumulated deficit	(230,222,985)	(230,710,131)
Total shareholders’ equity	3,820,618	3,358,335
Total liabilities, mezzanine equity and shareholders’ equity	66,954,563	62,598,657

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2018	2019

Cash flows from operating activities:
Net loss	(1,422,977)	(16,032)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	866,734	798,712
Amortization of deferred charges	33,281	31,339
Share-based compensation	58,870	24,862
Amortization of debt discount	88,294	54,101
Unrealized gain on derivatives	(39,738)	(18,754)
Changes in operating assets and liabilities	3,063,872	(2,368,640)
Net cash provided by / (used in) operating activities of continuing operations	2,648,336	(1,494,412)

Cash flows from financing activities:
Investment in subsidiary spun-off	(2,905,060)
Loan arrangement fees paid	(119,863)	-
Proceeds from long-term debt	4,250,000	-
Repayment of long-term debt	(6,240,000)	(1,303,000)
Offering expenses paid	(12,488)	-
Net cash used in financing activities of continuing operations	(5,027,411)	(1,303,000)

Net decrease in cash, cash equivalents, and restricted cash	(2,379,075)	(2,797,412)
Cash, cash equivalents, and restricted cash at beginning of period	8,297,147	13,211,588
Cash, cash equivalents, and restricted cash at end of period, continuing operations	5,918,072	10,414,176
Cash breakdown
Cash and cash equivalents	1,300,640	4,164,659
Restricted cash, current	583,165	115,250
Restricted cash, long term	4,034,267	6,134,267
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows, continuing operations	5,918,072	10,414,176

Discontinued operations:
Net cash provided by operating activities of discontinued operations	433,374	-
Net cash used in investing activities of discontinued operations	(2,501,208)	-
Net cash provided by financing activities of discontinued operations	1,648,317	-

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net loss	(1,422,977)	(16,032)
Interest and finance costs, net (incl. interest income)	624,097	678,895
Vessel depreciation	866,734	798,712
Unrealized gain on derivatives, net	(39,738)	(18,754)
Adjusted EBITDA	28,116	1,442,821

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation and unrealized gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain / loss on derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net loss	(1,422,977)	(16,032)
Unrealized gain on derivatives	(39,738)	(18,754)
Adjusted net loss	(1,462,715)	(34,786)
Preferred dividends	(460,033)	(471,114)
Adjusted net loss attributable to common shareholders	(1,922,748)	(505,900)
Adjusted net loss per share, basic & diluted	(0.17)	(0.04)
Weighted average number of shares, basic & diluted	11,133,764	12,340,060

Adjusted net loss and Adjusted net loss per share Reconciliation:

 Euroseas Ltd. considers Adjusted net loss to represent net loss before unrealised gain / loss on derivatives. Adjusted net loss and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivatives which may significantly affect results of operations between periods. Adjusted net loss and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

 Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

 Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

 The Company has a fleet of 11 vessels, including 10 Feeder containerships and 1 Intermediate Container carrier. Euroseas’ 11 containerships have a cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com